Exhibit 99.1

February 17, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER AND VISTA GOLD EXTEND DUE DATE FOR

NEXT OPTION PAYMENT ON GUADALUPE DE LOS REYES PROJECT

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL; "Great Panther”, the “Company") announces a ten-day extension of the due date for the next option payment on its Guadalupe de los Reyes (“GDLR”) Project in Sinaloa, Mexico. Great Panther holds an option to acquire up to a 100% interest in the GDLR Project from a subsidiary of Vista Gold Corp. (“Vista”).

Further to the initial one-month extension announced on December 23, 2015, Great Panther and Vista have agreed to extend the date of the current US$1.5 million option payment from February 15 to February 25, 2016. The extension is intended to allow Vista time to review the interpretation of the 2015 drill program that is being used for the purpose of preparing an updated Mineral Resource Estimate and an internal economic evaluation.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Sinaloa, Mexico.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com